# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INNOVATE Corp., CIK 0001006837
CUSIP: 45784J303
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: 295 Madison Ave, 12th Floor, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 01/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001884931

## Reporting persons
- Whitefort Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,029,264; sole dispositive power 0; shared dispositive power 1,029,264; aggregate amount beneficially owned 1,029,264 (7.6% of the class)
- David Salanic: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 1,029,264; sole dispositive power 0; shared dispositive power 1,029,264; aggregate amount beneficially owned 1,029,264 (7.6% of the class)
- Joseph Kaplan: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,029,264; sole dispositive power 0; shared dispositive power 1,029,264; aggregate amount beneficially owned 1,029,264 (7.6% of the class)

## Item 1. Issuer
Name of issuer: INNOVATE Corp.
Address of issuer's principal executive offices: 295 Madison Ave, 12th Floor, NEW YORK, New York, 10017

## Item 2. Person Filing
Name of person filing:
Whitefort Capital Management, LP, a Delaware limited partnership ("Whitefort Management");

David Salanic, a French citizen ("Mr. Salanic"); and

Joseph Kaplan, a United States citizen ("Mr. Kaplan").

Whitefort Management acts as the investment manager of certain client accounts. Each of Mr. Salanic and Mr. Kaplan is a Co-Managing Partner of Whitefort Management.

By virtue of these relationships, each of Whitefort Management, Mr. Salanic and Mr. Kaplan may be deemed to have voting and dispositive power with respect to shares of Common Stock (as defined below) held in client accounts managed by Whitefort Management.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 12 East 49th Street, 40th Floor, New York, New York 10017.
Citizenship:
Mr. Salanic is a citizen of France.

Mr. Kaplan is a citizen of the United States.

Whitefort Management is a limited partnership formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on January 21, 2025,

(i) Whitefort Management, as the investment manager of certain client accounts, may be deemed to beneficially own the 1,029,264 Shares held in such accounts, consisting of 743,000 Shares held outright and $12,218,000 in principal amount of the Issuer's 7.5% convertible senior notes due 2026 (the "2026 Convertible Notes") that are currently convertible into 286,264 Shares;

(ii) Mr. Salanic, as a Co-Managing Partner of Whitefort Management, may be deemed to beneficially own the 1,029,264 Shares held in the client accounts managed by Whitefort Management, consisting of 743,000 Shares held outright and $12,218,000 in principal amount of 2026 Convertible Notes that are currently convertible into 286,264 Shares.

(iii) Mr. Kaplan, as a Co-Managing Partner of Whitefort Management, may be deemed to beneficially own the 1,029,264 Shares held in the client accounts managed by Whitefort Management, consisting of 743,000 Shares held outright and $12,218,000 in principal amount of 2026 Convertible Notes that are currently convertible into 286,264 Shares.
Percent of class: The percentage of Shares reported owned by each person named herein is based upon 13,261,379 Shares outstanding as of November 1, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024. As of the close of business on January 21, 2025, each of the Reporting Persons may be deemed to beneficially own 7.6% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-8.
Shared power to vote or to direct the vote: See Cover Pages Items 5-8.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-8.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-8.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Whitefort Capital Management, LP: /s/ David Salanic, David Salanic, Co-Managing Partner, Whitefort Capital Management, LP (01/24/2025)
- Whitefort Capital Management, LP: /s/ Joseph Kaplan, Joseph Kaplan, Co-Managing Partner, Whitefort Capital Management, LP (01/24/2025)
- David Salanic: /s/ David Salanic, David Salanic (01/24/2025)
- Joseph Kaplan: /s/ Joseph Kaplan, Joseph Kaplan (01/24/2025)